Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-206831

PROSPECTUS
BLUE BIRD CORPORATION

872,250 Shares of Common Stock
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This prospectus relates to the resale of 872,250 shares of our common stock, par value $0.0001 per share (the “Common Stock”), by the selling security holders named in this prospectus or their permitted transferees.
The selling security holders may offer, sell or distribute all or a portion of the shares of Common Stock covered by this prospectus publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale by the selling security holders of the shares of Common Stock owned by them. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock, including with regard to compliance with state securities or “blue sky” laws. The selling security holders will bear all commissions and discounts, if any, attributable to their sale of Common Stock.
Our Common Stock is quoted on the Nasdaq Global Market under the symbol “BLBD.” On September 18, 2015, the closing price of our Common Stock was $11.11. As of September 18, 2015, we had 20,874,882 shares of Common Stock issued and outstanding.
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INVESTING IN THESE SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this prospectus is September 18, 2015.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS                                    1
PROSPECTUS SUMMARY                                    2
THE OFFERING                                            4
RISK FACTORS                                            5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS                21
USE OF PROCEEDS                                        21
SELLING SECURITY HOLDERS                                    22
PLAN OF DISTRIBUTION                                    26
LEGAL MATTERS                                        28
EXPERTS                                            28
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                    28
WHERE YOU CAN FIND MORE INFORMATION                            29

(i)

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under the shelf registration process, the selling security holders may, from time to time, offer and sell shares of our Common Stock pursuant to this prospectus. It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making any decision whether to invest in the Common Stock. You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Incorporation of Certain Documents By Reference” and “Where You Can Find More Information” in this prospectus.
We and the selling security holders have not authorized anyone to give any information or to make any representations different from that which is contained or incorporated by reference in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by Blue Bird Corporation or any such person. This prospectus and any accompanying prospectus supplement do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.
You should assume that the information appearing in this prospectus, any prospectus supplement and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since any of those dates. To the extent there is a conflict or inconsistency between the information contained in this prospectus and any prospectus supplement we may authorize to be delivered to you, you should rely on the information in the prospectus supplement, except that if any statement in one of these documents is inconsistent with a statement in another document having a later date-for example, a document incorporated by reference in this prospectus or any prospectus supplement-the statement in the document having the later date modifies or supersedes the earlier statement. This prospectus, together with any applicable prospectus supplements we may authorize to be delivered to you, includes all material information relating to this offering.
Unless the context indicates otherwise, the terms “Blue Bird,” “the Company,” “we,” “us” and “our” refer to Blue Bird Corporation, a Delaware corporation, and its subsidiaries.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read carefully the entire prospectus, including the risk factors, and the documents incorporated herein by reference.

Introductory Note

We were originally formed in September 2013 as a special purpose acquisition company, or SPAC, under the name Hennessy Capital Acquisition Corp. (“HCAC” or “Hennessy Capital”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving HCAC and one or more businesses.
On February 24, 2015, HCAC consummated its business combination (the “business combination”), pursuant to which HCAC acquired all of the outstanding capital stock of School Bus Holdings Inc. (“School Bus Holdings”) from The Traxis Group B.V. (the “Seller”). School Bus Holdings operates its business of designing and manufacturing school buses through subsidiaries and under the “Blue Bird” name. In the business combination, the total purchase price was paid in a combination of cash ($100 million) and in shares of HCAC’s Common Stock (12,000,000 shares valued at a total of $120 million). In connection with the closing of the business combination, we changed our name from Hennessy Capital Acquisition Corp. to Blue Bird Corporation.
Upon consummation of the closing of the business combination, School Bus Holdings became a wholly-owned subsidiary of our parent corporation (Blue Bird Corporation) and School Bus Holdings’ direct and indirect subsidiaries became indirect subsidiaries of our parent corporation.
Our principal executive offices are located at 402 Blue Bird Boulevard, Fort Valley, Georgia 31030 and our telephone number is (478) 822-2130.

Our Company

We are the leading independent designer and manufacturer of school buses, with more than 550,000 buses sold since 1927 and approximately 180,000 buses in operation today. Our longevity and reputation in the school bus industry have made us an iconic American brand. We distinguish ourselves from our principal competitors by dedicating our focus to the design, engineering, manufacture and sale of school buses and related parts. As the only principal manufacturer of chassis and body production specifically designed for school bus applications, we are recognized as an industry leader for school bus innovation, safety, product quality/reliability/durability, efficiency, and lower operating costs. In addition, we are the market leader in alternative fuel applications with our propane-powered and compressed natural gas (“CNG”)-powered school buses. We have sold approximately six times more propane and CNG-powered school buses than all of our competitors combined over the period from fiscal 2010 through fiscal 2014. Our fiscal year ends on the Saturday closest to September 30. We refer to the fiscal year ended September 27, 2014 as “fiscal 2014.”
We sell our buses and aftermarket parts through an extensive network of United States and Canadian dealers that, in their territories, are exclusive to us with regards to Type C and D school buses. We also sell directly to major fleet operators, the United States government, state governments and authorized dealers in a number of foreign countries.
Our performance has been driven by the implementation of repeatable processes focused on product initiatives, continuous improvement of competitiveness and manufacturing flexibility, and new market initiatives, as described below:

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Product initiatives include the introduction of the second generation propane-powered powertrain through an exclusive relationship with Ford and ROUSH CleanTech, and the introduction of differentiating features such as Blue Bird’s new E-Z window design, telematics, electronics stability control and re-designed luggage boxes.

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Increased cost competitiveness arises from the consolidation of assembly operations from two plants into one, while increasing production at the Fort Valley assembly plant, and increasing overall capacity, the reduction of the number of bus architectures and the implementation of long-term supply contracts (addressing both component price and supply) covering a substantial portion of the value of Blue Bird’s purchases from suppliers, including long-term agreements with its major single-source suppliers.

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New marketing initiatives include a data driven market plan for the replacement of under-performing dealers through rigorous data-driven processes, an expansion of export markets and the introduction of a comprehensive electronic parts catalog across a broad number of service points.

School buses are typically powered by diesel engines. However, in 2007, we introduced the first propane-powered Type C school bus. Propane is currently the fastest growing powertrain offering in the school bus market. We were, until recently, the only manufacturer of propane-powered Type C buses for school districts. Our management believes that the growth of the propane share of total school bus sales will accelerate further with the entrance of our two principal competitors (Thomas Bus and IC Bus) into this market. Although propane-powered school buses require some dedicated infrastructure and are somewhat more expensive on a per unit basis than diesel, they are significantly less expensive to operate. Over the lifetime of a school bus, the fuel and maintenance cost savings from the use of propane-powered engines can be substantial. In addition, propane-powered buses are aligned with the increased national focus on green technologies and the environment as they generate significantly less emissions than diesel buses. Further, domestically sourced propane gas reduces dependence on foreign sources of oil. Blue Bird is also a leading manufacturer of school buses fueled by CNG. In the school bus industry, CNG is a niche product that is attractive to customers in certain markets that contain an existing refueling infrastructure. CNG requires a significantly higher upfront refueling infrastructure investment compared to propane. CNG-powered buses are typically only sold in states that offer significant grants for clean fuel solutions (such as California).
As a result of the concentration of our sales in the school bus industry in the United States and Canada, our operations are affected by national, state and local economic and political factors that impact spending for public and, to a lesser extent, private education. However, unlike the discretionary portion of school budgets, the provision of school bus services is typically viewed as a mandatory part of the public infrastructure across most of the United States and Canada, ensuring that funding for new school buses receives some level of priority even in a difficult economic climate.

THE OFFERING

The selling security holders identified in the section “Selling Security Holders” beginning on page 22 of this prospectus are offering an aggregate of 872,250 shares of our Common Stock. We will not receive any proceeds upon the sale of shares of Common Stock by the selling security holders. The shares being offered hereby were originally issued in a private placement that closed prior to our initial public offering. See the discussion set forth under the caption “Selling Security Holders” beginning on page 22.
As of September 18, 2015, we had 20,874,882 shares of Common Stock issued and outstanding (including the 872,250 shares offered hereby) and 500,000 shares of our 7.625% Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), issued and outstanding.
As of September 18, 2015, we also had outstanding (i) warrants to purchase an aggregate of 4,404,769 shares of Common Stock at a price of $5.75 per one half of one share ($11.50 per whole share), that were originally issued as a part of units in Hennessy Capital’s initial public offering (the “Public Warrants”) and (ii) warrants to purchase an aggregate of 1,345,231 shares of Common Stock at a price of $5.75 per one half of one share ($11.50 per whole share), that were originally issued in connection with a private placement which occurred concurrently with Hennessy Capital’s initial public offering (the “Placement Warrants” and collectively with the Public Warrants, the “Warrants”).
Our Common Stock is quoted on the Nasdaq Global Market under the symbol “BLBD.” Our Warrants are traded on the OTCQB, a marketplace for the trading of over-the-counter securities, which is operated by OTC Markets, under the symbol “BLBDW.” On September 18, 2015, the closing price of our Common Stock was $11.11. On September 18, 2015, the last sale price of our Warrants was $1.01. There is no established trading market for our Series A Preferred Stock.
For additional information concerning the offering, see “Plan of Distribution” beginning on page 26.

RISK FACTORS

The following risk factors apply specifically to an investment in our securities. You should carefully consider the following risk factors in addition to the other information included in this prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements incorporated by reference herein.
Risk Factors Relating to Our Business and Industry

General economic conditions in the markets we serve have a significant impact on demand for our buses.

The school bus market is predominantly driven by long-term trends in the level of spending by municipalities. The principal factors underlying spending by municipalities are housing prices, property tax levels, municipal budgeting issues and voter initiatives. Demand for school buses is further influenced by overall acquisition priorities of municipalities, availability of school bus financing, school district busing policies, price and other competitive factors, fuel prices and environmental regulations. Significant deterioration in the economic environment, housing prices, property tax levels or municipal budgets could result in fewer new orders for school buses or could cause customers to seek to postpone or reduce orders, which could result in lower revenues, profitability and cash flows.

Our products may not achieve market acceptance or competing products could gain market share, which could adversely affect our competitive position.

We operate in a highly competitive domestic market. Our principal competitors are Thomas Bus (owned by Daimler AG) and IC Bus (owned by Navistar International Corporation), which are owned by major multinational corporations that have substantially greater technical, financial and marketing resources than our company. Our competitors may develop products that are superior to our products, develop methods of more efficiently and effectively providing products and services, or adapt more quickly than we do to new technologies or evolving customer requirements. Both Thomas Bus and IC Bus have begun the sale of propane-powered school buses. These steps bring Thomas Bus and IC Bus into direct competition with our propane-powered school buses, which will result in a decrease in our market share in this segment. Our competitors may achieve cost savings or be able to withstand a substantial downturn in the market because their businesses are consolidated with other vehicle lines. In addition, our competitors could be, and have been in the past, vertically integrated by designing and manufacturing their own components (including engines) to reduce their costs. The school bus market does not have “Buy America” regulations, so competitors or new entrants to the market could manufacture school buses in more cost-effective jurisdictions and import them to the United States to compete with us. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced sales and earnings.
We continue to optimize our product offerings to meet customer needs and specifications. While we target product offerings to meet customer needs, there is no assurance that our product offerings will be embraced and that we will meet our sales projections.

Our business is cyclical, which has had, and could have further, adverse effects on our sales and results of operations and lead to significant shifts in our results of operations from quarter to quarter that make it difficult to project long-term performance.

The school bus market historically has been and is expected to continue to be cyclical. This cyclicality has an impact both on the school bus industry and also on the comparative analysis of quarterly results of our company.
Customers historically have replaced school buses in lengthy cycles. Moreover, weak macroeconomic conditions can adversely affect demand for new school buses and lead to an overall aging of school bus fleets beyond a typical replacement cycle. While United States and Canadian demand for school buses has steadily increased from 2011, that increase may be partially attributable to the lower volume of purchases during the sustained downturn from 2007 to 2011 and historically low industry sales in 2011. To the extent the increase in school bus demand is attributable to pent-up demand rather than overall economic growth, future school bus sales may lag behind improvements in general economic conditions or property tax levels.
During downturns, we may find it necessary to reduce line rates and employee levels due to lower overall demand. An economic downturn may reduce, and in the past has reduced, demand for school buses, resulting in lower sales volumes, lower prices and decreased profits or losses.

We may be unable to obtain critical components from suppliers, which could disrupt or delay our ability to deliver products to customers.

We order components and parts on a build-to-order basis and several components used in our products are obtained from single-source suppliers (including engines, transmissions, propane kits and after-treatment systems) in order for us to receive the most favorable terms and conditions. The lack of ready-to-implement alternatives could give such suppliers, some of which have substantial market power, significant leverage over us if these suppliers elected to exert their market power over us, which leverage could adversely impact the terms and conditions, including pricing and delivery schedules, pursuant to which we purchase these products from these suppliers. We seek to mitigate these risks by entering into long-term agreements with suppliers, and by commencing contract negotiations with suppliers of critical components significantly before contract expiration dates.
If any of our single-source suppliers limit or reduce the sale of these components, we may be unable to fulfill customer orders in a timely manner or at all. In addition, if these or other component suppliers were to experience financial difficulties or other problems that prevented them from supplying us with the necessary components, we could experience a loss of revenues due to our inability to fulfill orders. These single-source and other suppliers are each subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and other factors that may disrupt the flow of goods to us or to our customers, which would adversely affect our business and customer relationships.
We have no guaranteed supply arrangements with our suppliers and there can be no assurance that these suppliers will continue to meet our requirements. If supply arrangements are interrupted, we may not be able to find another supplier on a timely or satisfactory basis. We may incur significant set-up costs, delays and lag time in manufacturing should it become necessary to replace any key suppliers due to work stoppages, shipping delays, financial difficulties, natural or manmade disasters, cyber-attacks or other factors. In addition, strikes, work stoppages or other types of conflicts with labor organizations or employees at a supplier’s facility could delay the production and/or development of the components that they supply to us, which could strain relationships with our customers and cause a loss of revenues which could materially adversely affect our operations. Our business interruption insurance coverage may not be adequate for any such factors that we could encounter and may not continue to be available in amounts and on terms acceptable to us. Production delays could, under certain circumstances, result in penalties or liquidated damages in certain of our General Services Administration (“GSA”) contracts. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims or other terms relating to a component.

A change in requirements under supply arrangements committing us to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller (“take-or-pay” contracts), could result in our paying more for certain supplies than we would otherwise pay.

We have entered into a supply contract with Roush CleanTech that requires us to purchase a fixed quantity of parts, to be used in the production of our products. For example, we must purchase a specified quantity of propane kits per year from Roush. If our need for any of these parts were to lessen, we could still be required to purchase a specified quantity of the part, or pay a minimum amount to the supplier pursuant to the “take-or-pay” contract, which could materially adversely affect our financial condition or results of operations.

We rely substantially on single-source suppliers which could materially and adversely impact us if they were to interrupt the supply of component parts to us.

We currently rely on a limited number of single-source suppliers for important component parts. Our major single-source suppliers are Cummins, Inc. and Cummins Emission Solutions (diesel engines and emission components), Ford and Roush CleanTech (propane engines, powertrain and up-fit), Allison Transmission Inc. (diesel engine transmissions), Bendix Commercial Vehicle Systems (control modules), Specialty Manufacturing, Inc. (rubber flooring, step threads, and stop & crossing arms), Paramount Manufacturing Co., Inc. (plastics and fiberglass), TRW Commercial Steering (steering), Foam Rubber Products (seat foam), and HSM (seat components). Shortages and allocations by such manufacturers may result in inefficient operations and a build-up of inventory, which can negatively affect our working capital position.

Safety or durability incidents associated with a school bus malfunction may result in loss of school bus sales that could have material adverse effects on our business.

The school bus industry has few competitors due to the importance of brand and reputation for safety and durability, compliance with stringent safety and regulatory requirements, an understanding of the specialized product specifications in each region and specialized technological and manufacturing know-how. If incidents associated with school bus malfunction transpired that called into question our reputation for safety or durability, it would harm our brand and reputation and cause consumers to question the safety, reliability and durability of our products. Lost school bus sales resulting from safety or durability incidents associated with a school bus malfunction could materially adversely affect our business.

Disruption of our manufacturing and distribution operations would have an adverse effect on our financial condition and results of operations.

We manufacture school buses at two facilities in Fort Valley, Georgia and distribute parts from a distribution center located in Delaware, Ohio. If operations at our manufacturing or distribution facilities were to be disrupted for a significant length of time as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes, cyber-attacks or other reasons, we may be unable to fill dealer or customer orders and otherwise meet demand for our products, which would have an adverse effect on our business, financial condition and results of operations. Any interruption in production or distribution capability could require us to make substantial capital expenditures to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our financial performance. Also, our property damage and business interruption insurance coverage may not be applicable or adequate for any such disruption that we could encounter and may not continue to be available in amounts and on terms acceptable to us.

Rationalization or restructuring of manufacturing facilities, including plant expansions and system upgrades at our manufacturing facilities, may cause production capacity constraints and inventory fluctuations.

The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations or restructurings in the future may result in, temporary constraints upon our ability to produce the quantity of products necessary to fill orders and thereby complete sales in a timely manner. In addition, system upgrades at our manufacturing facilities that impact ordering, production scheduling and other related manufacturing processes are complex, and could impact or delay production targets. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could materially adversely affect our results of operations and financial condition. In addition, the expansion, reconfiguration, maintenance and modernization of existing manufacturing facilities and the start-up of new manufacturing operations, could increase the risk of production delays and require significant investments of capital.

We may incur material losses and costs as a result of product warranty costs.

We are subject to product warranty claims in the ordinary course of our business. Our standard warranty covers the bus for one year and certain components for up to five years. We attempt to adequately price ongoing warranty costs into our bus purchase contracts; however, our warranty reserves are estimates and if we produce poor quality products, develop new products with deficiencies or receive defective materials or components, we may incur material unforeseen costs in excess of what we have provided for in our contracts or reserved in our financial statements.
In addition, we may not be able to enforce warranties and extended warranties received or purchased from our suppliers if such suppliers refuse to honor such warranties or go out of business. Also, a customer may choose to pursue remedies directly under its contract with us over enforcing such supplier warranties. In such a case, we may not be able to recover our losses from the supplier.

We may incur material losses and costs as a result of product liability claims and recalls.

We face an inherent risk of exposure to product liability claims if the use of our products results, or is alleged to result, in personal injury and/or property damage. If we manufacture a defective product or if component failures result in damages that are not covered by warranty provisions, we may experience material product liability losses in the future. In addition, we may incur significant costs to defend product liability claims. We could also incur damages and significant costs in correcting any defects, lose sales and suffer damage to our reputation. Our product liability insurance coverage may not be adequate for all liabilities we could incur and may not continue to be available in amounts and on terms acceptable to us. Significant product liability claims could have a material adverse effect on our financial condition, results of operations and cash flow. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with our products could have a material adverse effect on our ability to successfully market our products.
We are subject to potential recalls of our products from customers to cure manufacturing defects or in the event of a failure to comply with customers’ order specifications or applicable regulatory standards, as well as potential recalls of components or parts manufactured by suppliers which we purchase and incorporate into our school buses. We may also be required to remedy or retrofit buses in the event that an order is not built to a customer’s specifications or where a design error has been made. Significant retrofit and remediation costs or product recalls could have a material adverse effect on our financial condition, results of operations and cash flows.

A failure to renew dealer agreements or cancellation of, or significant delay in, new bus orders may result in unexpected declines in revenue and profitability.

We rely to a significant extent on our dealers to sell our products to the end consumer. A loss of one or more significant dealers or a reduction in the market share of existing dealers would lead to a loss of revenues that could materially adversely affect our business and results of operations.
Our dealer agreements are typically for a five-year term; however, the dealer can typically cancel the agreement for convenience without penalty upon 90 days’ notice. While most of our dealers have been purchasing from us for more than two decades, we can provide no assurance that we will be able to renew our dealer agreements on favorable terms, or at all, at their scheduled expiration dates. If we are unable to renew a contract with one or more of our significant dealers, our revenues and results of operations will be adversely affected. If dealer agreements are terminated with one or more of our top 10 dealers, significant orders are cancelled or delayed or we incur a significant decrease in the level of purchases from any of our top 10 dealers, our sales and operating results would be adversely impacted. In addition, our new bus orders are subject to potential reduction, cancellation and/or significant delay. Our dealers forecast the amount of school buses that they will require; however, they can reduce their forecasts if orders are not forthcoming from school districts. Although dealers generally only order buses from us after they have a firm order from a school district, orders for buses are also generally cancelable until 14 weeks prior to delivery, subject to certain penalties for delay.

The inability to attract and retain key personnel could adversely affect our results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including manufacturing personnel, sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel could have a material adverse effect on the operation of our business.
While we have enjoyed good relations and a collaborative approach with our work force, employment relationships can deteriorate over time. Given the extent to which we rely on our employees, any significant deterioration in our relationships with our key employees or overall workforce could materially harm us. We cannot predict how stable our relationships with our employees will be in the future and we may experience work stoppages or labor organizing activity in the future, which could adversely affect our business. Work stoppages or instability in our relationships with our employees could delay the production and/or development of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations. In addition, local economic conditions in the Fort Valley, Georgia area (where both of our principal manufacturing facilities are located) may impact our ability to attract and retain qualified personnel.

Variability in local, state, federal and international laws and regulations may have a significant negative effect on how we do business.

Our products must satisfy a complex compliance scheme due to variability in and potentially conflicting local, state, federal and international laws and regulations. The cost of compliance may be substantial in a period due to the potential for modification or customization of our school buses in any of the 50 plus jurisdictions. In addition, if we expand into more international jurisdictions, we could potentially incur additional costs in order to tailor our products to the applicable local law requirements of such jurisdictions. Further, we must comply with additional regulatory requirements applicable to us as a federal contractor for our GSA contracts, which increases our costs. GSA contracts are also subject to audit and increased inspections and costs of compliance. Any potential penalties for non-compliance with laws and regulations may not be covered by insurance that we carry.

Our expansion plans in emerging markets could entail significant risks.

Our strategies potentially include establishing a greater presence in emerging markets. In addition, we are growing our use of component suppliers in these markets. As we progress with these strategies, these strategies may involve a significant investment of capital and other resources and entail various risks. These include risks attendant to obtaining necessary governmental approvals and the construction of the facilities in a timely manner and within cost estimates, the establishment of viable supply channels, the commencement of efficient manufacturing operations and, ultimately, the acceptance of the products by our customers. We cannot assure you that our expansion plans will be implemented or, if implemented, successful.

We have been notified that a Colombian governmental taxing agency is auditing the process followed when our buses were imported into Colombia.

We sell certain school and specialty buses in foreign countries including Colombia. Changes to tariffs, duties, and free trade agreements could have a negative impact on our ability to sell buses into those countries at competitive prices. DIAN, a Colombian government taxing agency, has advised us that it is conducting an audit relating to the treatment under a free trade agreement of the sale of certain of our buses into Colombia. We are cooperating with that audit. Although we were neither the importer nor exporter of record of the buses in question, since we sold those buses to a dealer which in turn imported those buses to Colombia, an adverse finding in this audit could result in a determination that would make it significantly more expensive for purchasers of buses in Colombia to purchase our school or specialty buses as compared with buses manufactured domestically or transported into Colombia in a manner that would not raise free trade agreement issues. We understand that the importer received an adverse ruling from DIAN on or about August 28, 2015, which we understand such importer intends to appeal. Any final adverse finding could materially and adversely impact our future sales in Colombia.

New laws, regulations or policies of governmental organizations regarding environmental, health and safety standards, or changes in existing ones, may have a significant negative effect on how we do business.

Our products must satisfy various legal, environmental, health and safety requirements, including applicable emissions and fuel economy requirements. Meeting or exceeding government-mandated safety standards is difficult and costly. Such regulations are extensive and may, in certain circumstances, operate at cross purposes. While we are managing our product development and production operations to reduce costs, unique local, state, federal and international standards can result in additional costs for product development, testing and manufacturing. We depend on third party sole-source suppliers to comply with applicable emissions and fuel economy standards in the manufacture of engines supplied to us for our buses. Increased environmental, safety, emissions, fuel economy or other regulations may result in additional costs and lag time to introduce new products to market.

Environmental obligations and liabilities could have a negative impact on our financial condition, cash flows and profitability.

Potential environmental violations have been identified at our facility in Fort Valley, Georgia, including the solid waste management units at the facility’s old landfill. We are cooperating with the Georgia Environmental Protection Division and have conducted a site-wide investigation under the current hazardous waste management law. That investigation revealed several areas requiring further assessment and, potentially, remediation, and the finalization of a corrective action plan is ongoing. The proposed remedial actions to be included in the corrective action plan could range from little to no active remediation to institutional controls (such as barriers, groundwater use restrictions and similar protective devices) or active remedial measures. Potential remediation costs and obligations could require the expenditure of capital and, if greater than expected, or in excess of applicable insurance coverage, could have a material adverse effect on our results of operations, liquidity or financial condition.

Our worker’s compensation insurance may not provide adequate coverage against potential liabilities.

Although we maintain a workers’ compensation insurance stop loss policy to cover us for costs and expenses we may incur due to injuries to our employees resulting from work-related injuries over our self-insured limit, this insurance may not provide adequate coverage against potential liabilities and we incur the costs and expenses up to our self-insured limit. In addition, we may incur substantial costs in order to comply with current or future health and safety laws and regulations. These current or future laws and regulations may impair our manufacturing efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our future competitiveness and ability to achieve long-term profitability depends on our ability to control costs, which requires us to successfully implement the substantial transformation of our organization and rationalization of our operating processes begun in recent years.

We have conducted and are continuing to conduct a substantial transformation of our organization and a rationalization of our operating processes. Our future competitiveness depends upon our continued success in implementing these initiatives throughout our operations. While some of the elements of cost reduction are within our control, others, such as commodity costs, regulatory costs and labor costs, depend more on external factors, and there can be no assurance that such external factors will not materially adversely affect our ability to reduce our costs. Reducing costs may prove difficult due to our transition to a public company and our focus on maintaining our reputation for school bus innovation, safety, quality, durability and drivability, which increase costs.

Our operating results may vary widely from period to period due to the sales cycle, seasonal fluctuations and other factors.

Our orders with our dealers and customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to dealers or customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis. Further, if we were to experience a significant amount of cancellations of or reductions in purchase orders, it would reduce our future sales and results of operations.
Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the fourth quarter and third quarter versus the first quarter and second quarter during each fiscal year. This seasonality is caused primarily by school districts ordering more school buses prior to the beginning of a school year. Our ability to meet customer delivery schedules is dependent on a number of factors including, but not limited to, access to components and raw materials, an adequate and capable workforce, assembling/engineering expertise for certain projects and sufficient manufacturing capacity. The availability of these factors may in some cases be subject to conditions outside of our control. A failure to deliver in accordance with our performance obligations may result in financial penalties under certain of our GSA contracts and damage to existing customer relationships, damage to our reputation and a loss of future bidding opportunities, which could cause the loss of future business and could negatively impact our financial performance.

Our working capital position exposes us to significant fluctuations in our cash position.

Primarily as a result of the seasonal nature of our business, we operate with negative working capital for significant portions of our fiscal year. During economic downturns, this tends to result in our utilizing a substantial portion of our cash reserves. On the other hand, when economic factors favor growth in the school bus industry, we can be positioned to generate significant sums of cash.

Our defined benefit pension plans are currently underfunded and pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors, including weak performance of financial markets, declining interest rates and investments that do not achieve adequate returns.

Our employee benefit plans currently hold a significant amount of equity and fixed income securities. Our future funding requirement for our frozen defined benefit pension plan (“Pension Plan”) qualified with the Internal Revenue Service depends upon the future performance of assets placed in trusts for this plan, the level of interest rates used to determine funding levels, the level of benefits provided for by the Pension Plan and any changes in government laws and regulations. Future funding requirements generally increase if the discount rate decreases or if actual asset returns are lower than expected asset returns, as other factors are held constant. If future funding requirements increase, we would be required to contribute more funds, which would negatively affect our cash flow.

We enter into firm fixed-price school bus sales contracts without price escalation clauses which could subject us to losses if we have cost overruns or if our costs increase.

We often bid on contracts weeks or months before school buses are delivered and enter into school bus sales contracts with fixed prices per bus. The sales contracts generally do not have an indexed price escalation formula to account for economic fluctuations between the contract date and the delivery date. As a result, we typically are unable to pass along increased costs due to economic fluctuations to our customers. We generally purchase steel one quarter in advance, but because we generally do not hedge our primary raw materials (rubber, aluminum and copper), changes in prices of raw materials can significantly impact operating margins. Our actual costs and any gross profit realized on these fixed-price contracts could vary from the estimated costs on which these contracts were originally based.

Our current or future indebtedness could impair our financial condition and reduce the funds available to us for growth or other purposes. Our debt agreements impose certain operating and financial restrictions, with which failure to comply could result in an event of default that could adversely affect our results of operations.

We have substantial indebtedness. If our cash flows and capital resources are insufficient to fund the interest payments on our outstanding borrowings under our credit facility and other debt service obligations and keep us in compliance with the covenants under our debt agreements or to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure investors that we would be able to take any of these actions, that these actions would permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, which may impose significant operating and financial restrictions on us and could adversely affect our ability to finance our future operations or capital needs; obtain standby letters of credit, bank guarantees or performance bonds required to bid on or secure certain customer contracts; make strategic acquisitions or investments or enter into alliances; withstand a future downturn in our business or the economy in general; engage in business activities, including future opportunities for growth, that may be in our interest; and plan for or react to market conditions or otherwise execute our business strategies.
If we cannot make scheduled payments on our debt, or if we breach any of the covenants in our debt agreements, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, the lenders under our credit facility could terminate their commitments to lend us money and foreclose against the assets securing our borrowings, and we could be forced into bankruptcy or liquidation.
In addition, we and certain of our subsidiaries may incur significant additional indebtedness, including additional secured indebtedness. Although the terms of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. Incurring additional indebtedness could increase the risks associated with our substantial indebtedness, including our ability to service our indebtedness.

Our profitability depends on achieving certain minimum school bus sales volumes. If school bus sales deteriorate, our results of operations and financial condition will suffer.

Our continued profitability requires us to maintain certain minimum school bus sales volumes. As is typical for a vehicle manufacturer, we have significant fixed costs and, therefore, changes in our school bus sales volume can have a disproportionately large effect on profitability. If our school bus sales were to decline to levels significantly below our assumptions, due to a financial downturn, renewed recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of school buses, limited access to financing or other factors, our financial condition and results of operations would be materially adversely affected.

We may need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

Our future growth, including the potential for future market expansion and opportunities for future international growth, may require substantial additional capital. We will consider raising additional funds through various financing sources, including the sale of our equity and debt securities and the procurement of commercial debt financing. However, there can be no assurance that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to execute our growth strategy, and operating results may be adversely affected. Any debt financing will increase expenses and must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and our stockholders may experience additional dilution in net book value per share.
Our ability to obtain financing may be impaired by such factors as the capital markets, both generally and specifically in our industry, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may be required to decrease the pace of, or eliminate, our future product offerings and market expansion opportunities and potentially curtail operations.

Interest rates could change substantially, materially impacting our profitability.

Our borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. We do not utilize interest rate hedges or swaps to hedge our interest rates. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our other indebtedness would decrease.

We have material weaknesses in our internal control over financial reporting with respect to accounting for, presentation and classification of certain items. If we do not maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Prior to the completion of the business combination, School Bus Holdings had been a private company with accounting personnel and other supervisory resources sufficient for our reporting requirements as a private company. In connection with the School Bus Holdings annual financial statements for the period ended September 27, 2014, controls over the preparation and review of the financial statements and disclosures, including interim financial information, were not performed within a time frame and at a level of precision to prevent or detect a material misstatement. Specifically, our financial reporting resources did not have the appropriate capacity, level of accounting knowledge and experience commensurate with applicable financial reporting requirements, including effective communication about and evaluation and classification of transactions within the financial statements and the monitoring of appropriate application of GAAP. This deficiency resulted in adjustments in our accounting for, presentation and/or classification of the following: shipping and handling revenue and expense, income earned on extended warranties on buses, vendor rebates, operating expenses, income taxes and expenses related to discontinued operations from the sale of a business as other income (expense), inbound transportation costs, restricted cash, dividends, the statement of cash flows, stock based compensation and certain other items. Our audit committee and management team assessed the deficiency as a material weakness. Also, management has identified a control deficiency within our information technology controls related to user access as certain users have access not commensurate with their roles. Given the pervasive nature of this deficiency and its potential to result in a material misstatement, our audit committee and management team assessed the deficiency as a material weakness.
While at the time School Bus Holdings was not required to report on the effectiveness of its internal control over financial reporting pursuant to the Sarbanes-Oxley Act since we were a privately owned company, in connection with the identification of material weaknesses in our internal control over financial reporting, we evaluated, designed and began the process of implementing controls and procedures to address these weaknesses. The measures include hiring additional personnel and other supervisory resources to strengthen internal control over financial reporting, specifically in the areas of technical accounting and financial reporting, information technology and income taxes supplemented by external resources as necessary. To date, certain personnel have been added in each of these specific areas and additional training of existing resources has taken place. The Company is enhancing its risk assessment and monitoring controls, including enhancing the internal audit function to ensure that control activities are appropriately designed, implemented and operating effectively and has engaged a global accounting firm to assist with this process.
A material weakness in internal control over financial reporting is a matter that may require an extended period to correct. We will continue to evaluate, design and implement policies and procedures to address these material weaknesses including the enhancement of accounting personnel to adequately execute our accounting processes and address our internal control over financial reporting as a public company.
Failure to maintain an effective system of internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations. If we are unsuccessful in remediating the material weaknesses, or if we suffer other deficiencies or material weaknesses in our internal control in the future, we may be unable to report financial information in a timely and accurate manner and it could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial reporting.

An impairment in the carrying value of goodwill and other long-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill and purchased intangible assets on our balance sheet, concentrated in our bus segment and specifically related to the dealer network and our trade name. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other long-lived intangible assets represents the fair value of trademarks and trade names, customer relationships and technology as of the acquisition date. Under generally accepted accounting principles, long-lived assets are required to be reviewed for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment. If any business conditions or other factors cause profitability or cash flows to significantly decline, we may be required to record a non-cash impairment charge, which could adversely affect our operating results. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a further decline in economic conditions or a slow, weak economic recovery, sustained declines in the price of our Common Stock, adverse changes in the regulatory environment, adverse changes in the market share of our products, adverse changes in interest rates or other factors leading to reductions in the long-term sales or profitability that we expect.

If Blue Bird Capital Services cannot provide financial services to our dealers and customers to acquire our products, our sales and results of operations could deteriorate.

Our dealers and customers benefit from Blue Bird Capital Services (“BBCS”), a private label captive financing product. BBCS finances floorplan financing for certain of our network dealers and provides a modest amount of vehicle lease financing to school districts. Although we neither assume any balance sheet risk nor receive any direct economic benefit from BBCS, which is financed by De Lage Landen, a member of the Rabobank Group, we could be materially adversely affected if BBCS were unable to provide this financing and our dealers were unable to obtain alternate financing, at least until we were able to put in place a replacement for BBCS. BBCS faces a number of business, economic and financial risks that could impair its access to capital and negatively affect its business and operations and its ability to provide financing and leasing to our dealers and customers. Because BBCS serves as an additional source of leasing and financing options for dealers and customers, an impairment of BBCS’ ability to provide such financial services could negatively affect our efforts to expand our market penetration among customers who rely on these financial services to acquire new school buses and dealers who seek financing.

We rely heavily on trade secrets to gain a competitive advantage in the market and the unenforceability of our nondisclosure agreements may adversely affect our operations.

Historically, we have not relied upon patents to protect our design or manufacturing processes or products. Instead, we rely significantly on maintaining confidential our trade secrets and other information related to our operations. Accordingly, we require all executives, engineering employees and suppliers to sign a nondisclosure agreement to protect our trade secrets, business strategy and other proprietary information. If the provisions of these agreements are found unenforceable in any jurisdiction in which we operate, the disclosure of our proprietary information may place us at a competitive disadvantage. Even where the provisions are enforceable, the confidentiality clauses may not provide adequate protection of our trade secrets and proprietary information in every such jurisdiction. We require training sessions for our employees regarding the protection of our trade secrets, business strategy and other proprietary information. Our training may not cause our employees to provide adequate protection of our trade secrets and proprietary information.
We may be unable to prevent third parties from using our intellectual property rights, including trade secrets and know-how, without our authorization or from independently developing intellectual property that is the same as or similar to our intellectual property, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. The unauthorized use of our trade secrets or know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged.

We rely on a number of significant unregistered trademarks and other unregistered intellectual property in the day-to-day operation of our business. Without the protections afforded by registration, our ability to protect and use our trademarks and other unregistered intellectual property may be limited and could negatively affect our business.
In addition, while we have not faced intellectual property infringement claims from others in recent years, in the event successful infringement claims are brought against us, particularly claims (under patents or otherwise) against our product design or manufacturing processes, such claims could have a material adverse effect on our business, financial condition or results of operation.

Security breaches and other disruptions to our information technology networks and systems could interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date.

We rely upon information technology networks and systems, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our dealer network and customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our dealers and suppliers, as well as personally identifiable information of our employees, in data centers and on information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and systems may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Our business could be materially adversely affected by changes or imbalances in foreign currency exchange rates and interest rates.

We have exposures to risks related to changes in foreign currency exchange rates on our sales to Colombia and Canada and interest rates, which can have material adverse effects on our business. While we currently only sell our products in U.S. dollars, foreign currency exchange rates and interest rates can significantly increase the relative costs of our school buses in Colombia and Canada, and could materially adversely affect our margins on foreign sales and decrease demand for our products. As a result, foreign currency fluctuations and the associated translations could have a material adverse effect on our results of operations and financial condition.

Taxing authorities could challenge our historical and future tax positions as well as our allocation of taxable income among our subsidiaries and affiliates.

The amount of income tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. In fiscal 2014, the United States government announced that it will open a tax examination regarding School Bus Holdings’ United States tax return for fiscal 2011. We have taken, and will continue to take, appropriate tax positions based on our interpretation of such tax laws. While we believe that we have complied with all applicable income tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess additional taxes. Should additional taxes be assessed, this may have a material adverse effect on our results of operations and financial condition.

The manufacture of our Type A buses is conducted by the Micro Bird joint venture that we do not control and cannot operate solely for our benefit.

The manufacture of Type A buses is carried out by a 50/50 Canadian joint venture, Micro Bird Holdings, Inc., an unconsolidated Canadian joint venture with Groupe Autobus Girardin LTEE (“Micro Bird”). In the future, we may be required to enter into more joint ventures, particularly in emerging economies, in order to enter certain markets. In joint ventures, we share ownership and management of a company with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture. Joint ventures are intended to be operated for the equal benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. In joint ventures, we are required to foster our relationships with co-owners as well as promote the overall success of the joint venture, and if a co-owner changes or relationships deteriorate, our success in the joint venture may be materially adversely affected. The benefits from a successful joint venture are shared among the co-owners, so that we do not receive all the benefits from our successful joint ventures.

Our sublease for our Delaware, Ohio warehouse facility may not be renewed on the same terms and conditions or may not be renewed at all.

We sublease our warehouse premises in Delaware, Ohio from Nabi-Optima Holdings, Inc., which was acquired by New Flyer Industries Inc. in 2013. From this location, we ship materially all of our aftermarket parts sales, excluding direct ship part sales. We have conducted our aftermarket parts sales operations from this location since 2011.
The sublease expires on November 30, 2017, and renewal of the sublease is contingent on reaching mutually acceptable terms and conditions with Nabi-Optima Holdings, Inc. Renewal terms may be materially different from those found in the current agreement, resulting in an increase in fixed costs. Alternatively, non-renewal of the sublease could lead to one time costs related to relocating the parts, fixed assets, and the training of a new labor work force. Relocating the parts distribution warehouse could also result in lost sales stemming from unforeseen disruptions in the relocation process.
Other Risk Factors Relating to an Investment in Our Common Stock

If the selling security holders sell significant amounts of our Common Stock, such sales could cause our Common Stock price to decline.

This prospectus covers the resale from time to time by the selling security holders of up to 872,250 shares of our Common Stock. Once the registration statement, of which this prospectus is a part, is declared effective, all of these shares will be available for resale in the public market. If the selling security holders sell significant amounts of our Common Stock following the effectiveness of the registration statement of which this prospectus is a part, the market price of our Common Stock could decline.

We have previously registered additional securities for resale, and sales by the holders of those securities could also cause our Common Stock price to decline.

In April 2015, we registered for resale 21,980,571 shares of Common Stock, 2,690,462 Placement Warrants to purchase shares of our Common Stock and 729,435 shares of our Series A Preferred Stock. We also registered at such time 5,750,000 shares of Common Stock issuable upon the exercise of our outstanding Warrants. See “Selling Security Holders.” All of the securities registered for resale are available for resale in the public market. If the holders of those securities sell significant amounts of Common Stock, including shares that are issuable upon the exercise of Warrants or the conversion of our Series A Preferred Stock, the market price of our Common Stock could decline.

Our only significant asset is ownership of 100% of the capital stock of School Bus Holdings and we do not currently intend to pay dividends on our Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Stock.

We have no direct operations and no significant assets other than the ownership of 100% of the capital stock of School Bus Holdings. We depend on School Bus Holdings and its subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our Series A Preferred Stock and Common Stock. Legal and contractual restrictions in agreements governing our Series A Preferred Stock and current indebtedness, as well as our financial condition and operating requirements, may limit our ability to obtain cash from School Bus Holdings and its subsidiaries. While we are permitted to pay dividends in certain circumstances under our credit facility, as long as we are in compliance with our obligations under the credit facility, we do not expect to pay cash dividends on our Common Stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to provide management’s attestation on internal controls commencing with our annual report for fiscal 2015. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of School Bus Holdings as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements applicable to the Company now that the business combination has been consummated. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal control over financial reporting is effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our Common Stock.

We do not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the price paid in the business combination in the event that any of the representations and warranties made by The Traxis Group B.V. in connection with the business combination ultimately proves to be inaccurate or incorrect.

Except for certain representations made by the Seller relating to its ownership of all the issued and outstanding shares of School Bus Holdings (which survive for a period of one year after the closing of the business combination), the representations and warranties made by Seller and HCAC to each other in connection with the business combination did not survive the consummation of the business combination. As a result, we do not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the price paid in the business combination if any representation or warranty made by Seller in connection with the business combination proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, we would have no indemnification claim with respect thereto and our financial condition or results of operations could be adversely affected.

Concentration of ownership of our Common Stock may have the effect of delaying or preventing a change in control.

As a result of the business combination, the Seller obtained an ownership interest of 58% of the post-combination company (excluding shares issuable upon conversion of our Series A Preferred Stock and exercise of Warrants). As a result, the Seller has the ability to determine the outcome of corporate actions of our company requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Common Stock.

We are dependent upon our executive officers and directors and their departure could adversely affect our business.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our executive officers and directors. We do not have key-man insurance on the life of any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could adversely impact us. Furthermore, these individuals may be unfamiliar with certain requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We will be required to provide management’s attestation on internal controls effective with respect to fiscal 2015. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We could be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following January 23, 2019, the fifth anniversary of Hennessy Capital’s initial public offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning us or the school bus market in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	our ability to access the capital markets as needed;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our Common Stock available for public sale;

•	any major change in our board or management;

•	sales of substantial amounts of Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our business and stock price may suffer as a result of our management’s lack of recent public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Common Stock adversely, the price and trading volume of our Common Stock could decline.

Prior to the completion of the business combination, School Bus Holdings was a privately-held company. Our management’s lack of recent public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to manage effectively our business in a public company environment or for any other reason, our business, prospects, financial condition and operating results may be harmed.
The trading market for our Common Stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Warrants are exercisable for our Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of August 1, 2015, there were outstanding 11,500,000 Warrants to purchase an aggregate of 5,750,000 shares of our Common Stock, each of which is exercisable. Each Warrant entitles the holder thereof to purchase one-half of one share of our Common Stock at a price of $5.75 per half share ($11.50 per whole share), subject to adjustment. Warrants may be exercised only for a whole number of shares of our Common Stock. No fractional shares will be issued upon exercise of the Warrants. To the extent such Warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the then existing holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•
the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

•
subject to any rights of holders of existing preferred shares, the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	controlling the procedures for the conduct and scheduling of stockholder meetings;

•
providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

•
permitting the removal of directors with or without cause by stockholders voting a majority of the votes cast if, at any time and for so long as, the Seller beneficially owns, in the aggregate, capital stock representing at least 40% of the outstanding shares of our Common Stock;

•
advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

•
requiring an affirmative vote of at least two-thirds (2/3) of our entire board of directors and by the holders of at least 66.67% of the voting power of our outstanding voting stock in order to adopt an amendment to our certificate of incorporation if, at any time and for so long as, the Seller beneficially owns, in the aggregate, capital stock representing at least 50% of the outstanding shares of our Common Stock; and

•
requiring an affirmative vote of at least two-thirds (2/3) of our entire board of directors or by the holders of at least 66.67% of the voting power of our outstanding voting stock to amend our bylaws if, at any time and for so long as, the Seller beneficially owns, in the aggregate, capital stock representing at least 50% of the outstanding shares of our Common Stock.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our board of directors and management.
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents some stockholders holding more than 15% of our outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding Common Stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock.

Activities taken by affiliates of the Company to purchase, directly or indirectly, public shares will increase the likelihood of approval of proposals made to our stockholders and may affect the market price of our securities.

Our principal stockholder, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions. None of such stockholders, directors, officers, advisors or their affiliates may make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although none of our principal stockholder, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the principal stockholder or our directors, officers, advisors or their affiliates, or the price such parties may pay.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments, including non-U.S. governments. In particular, we are required to comply with certain SEC and other legal requirements, as well as laws and regulations regarding the manufacture of school buses. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We are currently a “controlled company” within the meaning of Nasdaq rules and, as a result, we qualify for, and may choose to rely on, exemptions from certain corporate governance requirements.

The Seller currently beneficially owns more than 50% of the voting power of all of our outstanding capital stock. As a result, we are a “controlled company” within the meaning of the rules and corporate governance standards of Nasdaq. Under the

Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Accordingly, if we qualify as a controlled company, we may elect to be treated as such and our stockholders will not be afforded the same protections generally as stockholders of other Nasdaq-listed companies for so long as the Seller controls more than 50% of our voting power and we rely upon such exemptions. The interests of our controlling stockholders may conflict with the interests of our other stockholders, and the concentration of voting power in such stockholders will limit our other stockholders’ ability to influence corporate matters.

We are a holding company and will conduct all of our operations through our subsidiaries.

We are a holding company and will derive all of our operating income from School Bus Holdings and its subsidiaries. Other than any cash we may retain, all of our assets will be held by our direct and indirect subsidiaries. We will rely on the earnings and cash flows of School Bus Holdings and its subsidiaries, which will be paid to us by our subsidiaries, if and only to the extent available, in the form of dividends and other payments or distributions, to meet our debt service obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness (including our existing senior secured credit facility) and other agreements of our subsidiaries and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and in the documents incorporated herein by reference. These forward-looking statements relate to expectations for future financial performance, business strategies and expectations for our business. Specifically, forward-looking statements may include statements relating to:

•	the benefits of the business combination;

•	the future financial performance of our company;

•	changes in the market for our products;

•	expansion plans and opportunities; and

•	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.
These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•
the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;

•	costs related to the business combination;

•	changes in applicable laws or regulations;

•	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties indicated in this prospectus, including those under “Risk Factors.”

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Common Stock by the selling security holders named herein.

SELLING SECURITY HOLDERS

The selling security holders may offer and sell, from time to time, any or all of the 872,250 shares of Common Stock covered by this prospectus. We sometimes refer to these shares as the “Founder Shares.”
A total of 2,875,000 shares of Common Stock were acquired by Hennessy Capital Partners I LLC (the “HCAC Sponsor”) in a private placement on September 24, 2013. The HCAC Sponsor transferred 200,000 of such shares to certain of the Company’s officers and directors on October 17, 2013. The HCAC Sponsor forfeited 2,002,750 shares of Common Stock in connection with the consummation of the business combination on February 24, 2015. On April 17, 2015, the HCAC Sponsor distributed to its equity owners all of the remaining 672,250 Founder Shares that it then owned. The 872,250 shares of Common Stock offered by the selling security holders under this prospectus consist of such 672,250 shares plus the 200,000 shares that the HCAC Sponsor transferred to certain officers and directors in October 2013.
The 872,250 shares of Common Stock are being registered by the registration statement of which this prospectus forms a part pursuant to registration rights granted to the HCAC Sponsor and certain of the Company’s officers and directors in connection with our initial organization and initial public offering. The HCAC Sponsor’s registration rights were transferred to its equity holders in connection with the HCAC Sponsor’s distribution of its shares of Common Stock to such equity holders in April 2015.
As of September 18, 2015, we had 20,874,882 shares of Common Stock issued and outstanding and 500,000 shares of our Series A Preferred Stock issued and outstanding. As of September 18, 2015, we also had outstanding (i) Public Warrants to purchase an aggregate of 4,404,769 shares of Common Stock at a price of $5.75 per one half of one share ($11.50 per whole share) and (ii) Placement Warrants to purchase an aggregate of 1,345,231 shares of Common Stock at a price of $5.75 per one half of one share ($11.50 per whole share).
We previously filed a registration statement on Form S-3 (Registration No. 333-202801)(the “Prior Registration Statement”), which was declared effective by the SEC on April 27, 2015. The Prior Registration Statement relates to the issuance by us of an aggregate of 5,750,000 shares of Common Stock upon the exercise of our outstanding Warrants, and the resale of 21,980,571 shares of our Common Stock, 2,690,462 Placement Warrants and 729,435 shares of our Series A Preferred Stock (which includes shares of Series A Preferred Stock issuable over a five year period if we pay all dividends on our Series A Preferred Stock in shares of Series A Preferred Stock). The 21,980,571 shares of Common Stock covered by the Prior Registration Statement consists of (i) 12,000,000 shares of Common Stock issued by us to the Seller as partial consideration for the outstanding shares of common stock of School Bus Holdings sold by the Seller to us in the business combination, (ii) 2,602,750 shares of Common Stock issued in private placements that closed simultaneously with the business combination, (iii) 943,453 shares of Common Stock issued on March 17, 2015 upon the exchange of 9,434,538 Placement Warrants pursuant to a sponsor warrant exchange agreement entered into in connection with the business combination, (iv) 61,000 shares acquired in the market subsequent to the closing of the business combination by an investor that had exercised its demand registration rights, (v) 47,152 shares underlying Placement Warrants that had been transferred to a member of our Board and (vi) 6,326,216 shares of Common Stock, representing (x) 4,314,063 shares that may be issued upon conversion of our outstanding Series A Preferred Stock (assuming a conversion price of $11.59 per share) and (y) the greater of (a) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Preferred Stock in shares of Common Stock (assuming a constant market price of the Common Stock at $9.00 per share) and (b) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Preferred Stock in shares of Series A Preferred Stock and such shares of Series A Preferred Stock are then converted into shares of Common Stock (assuming a conversion price of $11.59 per share).
The following table provides, as of August 1, 2015, information regarding the beneficial ownership of our Common Stock by each selling security holder, the shares of Common Stock that may be sold by each selling security holder under this prospectus and the number and percentage of shares of Common Stock that each selling security holder will beneficially own after this offering if they sell all of the shares of Common Stock offered hereby. Applicable percentages are based on 20,787,845 shares of Common Stock outstanding as of August 1, 2015.
Because each selling security holder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a selling security holder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the selling security holders and further assumed that the selling security holders will not acquire beneficial ownership of any additional securities during the offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and/or pursuant to the Prior Registration Statement, after the date on which the information in the table is presented.
We may amend or supplement this prospectus from time to time in the future to update or change this selling security holders list and the securities that may be resold.
See the section entitled “Plan of Distribution” for further information regarding the selling security holders’ method of distributing these shares.
In the following table, the amounts under the column captioned “Number of Shares of Common Stock Beneficially Owned Prior to the Offering” include the amounts under the column captioned “Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” and shares that were covered by the Prior Registration Statement.

Name of Selling Security Holder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After the Offering	Percentage of Shares of Common Stock Beneficially Owned After the Offering

Ansari 3 Twelve LLC II(1)	91,559	(2)	16,056	75,503	*
BallyBunion, LLC(3)	154,749	(4)	60,371	94,378	*
Bradley J. Bell Trust(5)	173,909	(6)	64,430	109,479	*
Charles B. Lowrey II	65,899	(7)	28,148	37,751	*
Christian W.E. Haub	143,702	(8)	30,447	113,255	*
Daniel J. Hennessy	181,063	(9)	100,842	80,221	*
Daniel J. Hopkins Revocable Trust(10)	23,277	(11)	4,402	18,875	*
Deforest P. Davis	95,802	(12)	20,298	75,504	*
DVDC/PEI, LLC(13)	95,801	(14)	20,298	75,503	*
Gurpal Gill Singh	3,280	(15)	1,015	2,265	*
HLM Group LLC(16)	47,901	(17)	10,149	37,752	*
Joseph Tabet	129,749	(18)	35,371	94,378	*
Kenneth Kranzberg Revocable Trust(19)	119,751	(20)	25,372	94,379	*
Kevin Charlton	114,899	(21)	77,148	37,751	*
Markus Lahrkamp	71,850	(22)	15,223	56,627	*
Michael J. Hughes Revocable Trust(23)	23,277	(24)	4,402	18,875	*
Nicholas Geeza	11,975	(25)	2,538	9,437	*
Richard Burns	178,699	(26)	65,445	113,254	*
Richard L. Sandor Revocable Trust(27)	47,900	(28)	10,149	37,751	*
Richard P. Kiphart	119,751	(29)	25,372	94,379	*
Robert S. Karlblom	119,750	(30)	25,372	94,378	*
Steven D. Hovde	31,953	(31)	17,796	14,157	*
Sunshine Charitable Foundation(32)	178,673	(33)	33,567	145,106	*
Thomas Hennessy	11,975	(34)	2,538	9,437	*
Tiffany A. Lytle	47,899	(35)	10,148	37,751	*
TLP Investment Holdings LLC(36)	874,375	(37)	165,353	709,022	2.8%
_______________________
*Indicates less than one percent

(1)	Mohsin Ansari, the manager of Ansari 3 Twelve LLC II, has the power to vote and dispose of the shares in such entity.

(2)	Includes 44,379 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(3)	Peter Shea, as the sole member of BallyBunion, LLC, has the power to vote and dispose of the shares in such entity.

(4)	Includes 55,473 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(5)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Bradley J. Bell.

(6)	Includes 64,349 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(7)	Includes 22,189 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(8)	Includes 66,568 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(9)	Includes 47,152 shares of Common Stock issuable upon the exercise of outstanding Warrants. Excludes restricted stock units, or RSUs, because the underlying shares are not issued until vesting.

(10)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Daniel J. Hopkins.

(11)	Includes 11,094 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(12)	Includes 44,379 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(13)	Deforest Davis, as the sole member of DVDC/PEI, LLC, has the power to vote and dispose of the shares in such entity.

(14)	Includes 44,379 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(15)	Includes 1,331 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(16)	Eric F. Achepohl, CEO of The Benida Group, LLC, which is the managing member of the HLM Group, LLC, has the power to vote and dispose of the shares held by such entity.

(17)	Includes 22,189 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(18)	Includes 55,473 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(19)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Kenneth Kranzberg.

(20)	Includes 55,473 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(21)	Includes 22,189 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(22)	Includes 33,284 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(23)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Michael J. Hughes.

(24)	Includes 11,094 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(25)	Includes 5,547 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(26)	Includes 66,568 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(27)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Richard L. Sandor.

(28)	Includes 22,189 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(29)	Includes 55,473 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(30)	Includes 55,473 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(31)	Includes 8,321 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(32)
The power to vote and dispose of the shares held by the Sunshine Charitable Foundation is held by its Board of Directors. David G. Bunning is Chairman of Sunshine Charitable Foundation’s Board of Directors.

(33)	Includes 85,290 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(34)	Includes 5,547 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(35)	Includes 22,189 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(36)
TLP Investment Holdings LLC is majority owned by TLP Trading LLC. The manager of TLP Trading LLC is TLP Management, LP. The general partner of TLP Management, LP is TLP Ultimate GP LLC. The managing member of TLP Ultimate GP LLC is David G. Bunning, as trustee of the David G. Bunning 2005 Revocable Trust. Mr. Bunning has the power to vote and dispose of the shares in TLP Investment Holdings LLC. Mr. Bunning is also Chairman of Sunshine Charitable Foundation’s Board of Directors.

(37)	Includes 416,745 shares of Common Stock issuable upon the exercise of outstanding Warrants.

PLAN OF DISTRIBUTION

We are registering Common Stock offered by this prospectus on behalf of the selling security holders named herein. The selling security holders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Common Stock received after the date of this prospectus from a selling security holder as a gift, pledge, limited liability company or partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock on Nasdaq or any other stock exchange, market or trading facility on which such shares of Common Stock are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.
The selling security holders may use any one or more of the following methods when disposing of their shares of Common Stock or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in underwritten transactions;

•	block trades in which the broker-dealer will attempt to sell the shares of Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares of Common Stock at a stipulated price;

•	distribution to members, limited partners or stockholders of selling security holders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell their shares of Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer their shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of our shares of Common Stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our shares of Common Stock in the course of hedging the positions they assume. The selling security holders may also sell their shares of Common Stock short and deliver these securities to close out their short positions, or loan or pledge such securities to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealers or other financial institutions of shares of Common Stock offered by this prospectus, which securities such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling security holders from the sale of the shares of Common Stock offered by them will be the purchase price of the security less discounts or commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of their shares of Common Stock to be made directly or through agents. We will not receive any of the proceeds from the resale of the shares of Common Stock being offered by the selling security holders named herein.
The selling security holders also may resell all or a portion of the shares of Common Stock offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
The selling security holders and any broker-dealers that act in connection with the sale of shares of Common Stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares of Common Stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.
To the extent required, the shares of Common Stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Blue Sky Restrictions on Resale

In order to comply with the securities laws of some states, if applicable, our shares of Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
If a selling security holder wants to sell its shares of Common Stock under this prospectus in the United States, the selling security holders will also need to comply with state securities laws, also known as “Blue Sky laws,” with regard to secondary sales. All states offer a variety of exemptions from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities Exchange Act or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s. The broker for a selling security holder will be able to advise a selling security holder in which states our shares of Common Stock are exempt from registration with that state for secondary sales.
Any person who purchases our shares of Common Stock from a selling security holder offered by this prospectus who then wants to sell such securities will also have to comply with Blue Sky laws regarding secondary sales.
When the registration statement that includes this prospectus becomes effective, and a selling security holder indicates in which state(s) such selling security holder desires to sell such selling security holder’s shares of Common Stock, we will be able to identify whether such selling security holder will need to register or will be able to rely on an exemption therefrom.
We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our Common Stock in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of their shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the selling security holders against liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the shares of Common Stock offered by this prospectus.
We are required to pay all of our fees and expenses incident to the registration of the shares of Common Stock covered by this prospectus, including with regard to compliance with state securities or “blue sky” laws. All discounts, commissions or fees incurred in connection with the sale of the shares of Common Stock offered hereby will be paid by the selling security holders.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Lowenstein Sandler LLP of New York, New York.
EXPERTS

The audited historical financial statements of School Bus Holdings Inc. included on page F-1 of Hennessy Capital Acquisition Corp.’s definitive proxy statement dated January 20, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Hennessy Capital Acquisition Corp. as of December 31, 2013 and for the period September 24, 2013 (inception) through December 31, 2013, have been incorporated by reference herein in reliance upon the report of Rothstein Kass, independent registered public accounting firm, incorporated by reference herein, and upon the authority of Rothstein Kass as experts in accounting and auditing.
The financial statements of Hennessy Capital Acquisition Corp. as of December 31, 2014 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed by us with the SEC are incorporated in this prospectus by reference:

•
Hennessy Capital’s definitive proxy statement, dated January 20, 2015, filed by us with the SEC in connection with our 2015 special meeting in lieu of annual meeting (the “Definitive Proxy Statement”);

•	Hennessy Capital’s proxy statement supplement, dated February 10, 2015, filed by us with the SEC to supplement the Definitive Proxy Statement;

•
Current Reports on Form 8-K filed by Hennessy Capital with the SEC on January 7, 2015, January 22, 2015, February 9, 2015, February 10, 2015, February 11, 2015, February 17, 2015, February 19, 2015 and February 23, 2015 (in each case, excluding any information deemed furnished under Items 2.02 or 7.01 of Form 8-K, including the related exhibits, which information is not incorporated by reference herein);

•
Current Reports on Form 8-K filed by Blue Bird Corporation with the SEC on February 26, 2015, March 2, 2015 (two reports, one of which was amended on March 6, 2015 and on April 22, 2015), March 3, 2015, March 6, 2015, March 18, 2015, April 16, 2015, April 23, 2015, May 19, 2015, May 21, 2015, June 1, 2015, June 4, 2015, August 11, 2015, August 18, 2015 and August 27, 2015 (in each case, excluding any information deemed furnished under Items 2.02 or 7.01 of Form 8-K, including the related exhibits, which information is not incorporated by reference herein);

•
Quarterly Report on Form 10-Q for the quarterly period ended April 4, 2015, filed by Blue Bird Corporation with the SEC on May 19, 2015, and for the quarterly period ended July 4, 2015, filed by Blue Bird Corporation with the SEC on August 18, 2015, as amended;

•	Hennessy Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed under the name Blue Bird Corporation with the SEC on February 27, 2015; and

•
the description of our Common Stock contained in Item 2.01 of our Current Report on Form 8-K dated March 2, 2015, including any amendments or reports filed for the purposes of updating such description.

All reports and other documents that we file pursuant to Sections 13(a) and 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all such securities then remaining unsold shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such reports and documents. We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, copies of these filings, excluding all exhibits unless an exhibit has been specifically incorporated by reference in such filings, at no cost, upon written or oral request made to Jeffrey Merten at (478) 822-2496 or at Jeff.Merten@blue-bird.com or by writing to Mr. Merten c/o Blue Bird Corporation, 402 Blue Bird Boulevard, Fort Valley, Georgia 31030.
WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus omits some information and exhibits included in the registration statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the SEC in Washington, D.C.
We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the Public Reference Room maintained by the SEC at 100 Fifth Street, N.E., Washington, D.C. 20549. Copies of filings can be obtained from the Public Reference Room maintained by the SEC by calling the SEC at 1-800-SEC-0330. In addition, the Commission maintains a website that contains reports, proxy and informational statements and other information filed electronically with the SEC at http://www.sec.gov.
Blue Bird Corporation will set forth on its public website (www.blue-bird.com) its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after Blue Bird Corporation electronically files such material with the SEC. You may request, orally or in writing, copies of any of these documents, which will be provided to you at no cost, by contacting Jeffrey Merten, our Director, Investor Relations & New Business Development, at (478) 822-2496 or at Jeff.Merten@blue-bird.com or by writing to Mr. Merten c/o Blue Bird Corporation, 402 Blue Bird Boulevard, Fort Valley, Georgia 31030. The websites maintained by Blue Bird Corporation and Hennessy Capital and the information contained on those sites, or connected to those sites, are not incorporated into and are not a part of this prospectus.